September 5, 2013

Via EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	General Growth Properties, Inc. Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) Filed February 28, 2013 File No. 001-34948

Dear Mr. Woody:

I am writing on behalf of General Growth Properties, Inc. (the “Company”, “we”, “GGP” or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) contained in your correspondence dated August 22, 2013.  The headings and page numbers below from the Company’s Annual Report on Form 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience, I have reproduced your comments in this letter and included our responses directly below each comment. Capitalized terms not defined herein shall have the meanings given to them in the Company’s periodic reports.

Acquisitions of Operating Properties, page F-15

1.              We note your response to comment 3.  Please additionally provide us with a summary, which includes quantitative details, to help us understand how below-market renewal options are relative to the overall population and what percentage of those leases resulted in your reaching a conclusion that exercise was reasonably assured.  In your response, please tell us whether or not you rely on thresholds to make the determination that exercise of such renewal options are assured and what those thresholds are.

Response:  For the information of the Staff, the Company notes that a thorough analysis of our below-market renewal options was performed in conjunction with our Form S-11 filing in July 2010.  We have made no changes to our policy or had any material acquisitions since such time.

The Company respectfully advises the Staff that each lease renewal option is evaluated to determine if the tenant had/has a significant economic incentive to exercise the option, typically determined by the degree to which the option is favorable to the tenant. We assess whether such below market renewal options are reasonably assured of being exercised based upon an assessment of several factors, including: (i) the monetary extent to which the renewal option is below market; (ii) management’s historical industry experience; and (iii) the individual tenant.

Relative to the overall population, less than 1% of our leases contain renewal options exercisable by our tenants. In estimating the fair value of the related below market lease liability, we assumed that tenants with renewal options would be reasonably assured to exercise this option if the renewal rents and charges were at least 25% below the estimated market rate at the time of renewal. For example, if the market rents and charges are $100 per square foot and the rents and charges for the renewal period are $75 per square foot, we assumed the renewal would be exercised.  We have utilized this assumption, which we believe to be reasonable, because we believe that such a discount would be compelling and that tenants would elect to renew their leases under such favorable terms relative to market.  We believe that at a discount of less than 25%, the tenant also considers qualitative factors such as location and market demographics in deciding whether to renew a below-market lease and, accordingly, renewal cannot be assumed.   If we determined that at a threshold of 10% rather than 25% tenants with renewal options would be reasonably assured to exercise such option, there would not have been a material change in the below-market lease intangible or the amortization of such intangible.

Note 12 Equity and Redeemable Non-controlling Interests, Page F-43

2.              We note your response to comment 5.  Please additionally tell us the circumstance(s)/event(s) which could lead to the redemption of the non-controlling interests where the company is not solely in control.

Response:  We acknowledge the Staff’s comment and note that the redemption agreements between the Company and the respective non-controlling interest holders have the following specific situations that require the settlement of a redemption request in cash:

•                  The shares must be listed on the New York Stock Exchange (NYSE) and the registration statement covering such shares is effective immediately upon such issuance.

•                  Shares issued in connection with such redemptions, in conjunction with shares already owned by the non-controlling interest holder, shall not exceed twenty-five percent (25%) of the aggregate number of shares issued and outstanding.  Specifically, a non-controlling interest holder could not receive additional shares from the Company in a redemption request if this would cause the holder to exceed 25% of the shares of the Company.

•                  The non-controlling interest holder must be an “accredited investor”.

In any of these instances the redemption agreements specify that the settlement of the redemption request must be done so in cash.

We believe that the instances outlined above create scenarios that are outside of the Company’s control where settlement of redemption requests must be done so with cash.  Specifically, the ability to have registered shares is not entirely within the control of the Company.  The NYSE may delist the shares from trading or the Company may not have an effective registration statement on file with the SEC covering such shares.   In addition, the Company does not have the ability to prevent a non-controlling interest holder from acquiring the Company’s shares issued and outstanding at or in excess of 25%.  As such, if one of the non-controlling interest holders acquired additional shares equivalent to 25% of the Company and then attempted to redeem their non-controlling interest, this redemption would need to be settled in cash.   Finally,

the Company does not have the ability to control whether their non-controlling interest holders are “accredited investors”.

As a result, within the context of ASC 480, these securities have redemption features that are not solely within the control of the issuer and therefore should be classified outside of permanent equity.  As such, these units are being classified as mezzanine (temporary) equity within the consolidated balance sheet.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at 312-960-5044 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Michael Berman

Michael Berman

Chief Financial Officer